Mail Stop 4561

June 6, 2006

Mr. David J. Kimichik
Chief Financial Officer
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, TX 75254

      Re: **Ashford Hospitality Trust, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2005
           File No. 1-31755

Dear Mr. Kimichik:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Cicely LaMothe
                         Accounting Branch Chief